82-711

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com

Fosters Brewing Group



FOSTER'S
GROUP
Inspiring Global Enjoyment

For your information as released to
The Australian Stock Exchange.

With Con


03022991

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FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP
Inspiring Global Enjoyment

11 June 2003

ASX ANNOUNCEMENT


WASH. D.C.
181
SECTION

In response to speculation that Foster's is intending to sell its leisure and hospitality arm ALH, Foster's President and CEO Mr Ted Kunkel today confirmed that the company was considering its strategic options in relation to the future ownership of that business.

Mr Kunkel said that advisers had been appointed to assist with this review and that no decision had been taken at this point in time.

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